SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

usell.com, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

917296 105

(CUSIP Number)

12/31/2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 917296 105	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS:
FROST GAMMA INVESTMENTS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	5	SOLE VOTING POWER:

5,259,073 (1)
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		5,259,073 (1)

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,259,073 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.99% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 4,586,798 shares of Common Stock held by Frost Gamma Investments Trust, of which Dr. Phillip Frost is the trustee. In addition Frost Gamma Investments Trust holds shares of Series A Preferred Stock and shares of Series B Preferred Stock which are both subject to the blocker provisions discussed below convertible into 889,530 shares and 952,700 shares of common stock, respectively. The terms of the Series A Preferred Stock and Series B Preferred Stock include a blocker provision under which the reporting person can only convert the Series A or Series B to a point where it would beneficially own a maximum of 9.99% of the Company’s outstanding shares (the “Blocker”). Therefore, the reporting person is only disclosing beneficial ownership of 9.99% of the Company’s outstanding shares as of December 31, 2012.

(2)	If not for the Blocker, the reporting person would own in excess of 9.99% of the outstanding shares of common stock, based upon 52,643,374 shares outstanding as of December 31, 2012.

CUSIP No. 917296 105	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer. usell.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

245 North Ocean Blvd., Suite 306, Deerfield Beach, FL 33441

Item 2(a).	Name of Person Filing.

Frost Gamma Investments Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard

Miami, FL 33137

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

917296 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not Applicable

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

CUSIP No. 917296 105	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 917296 105	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013	Frost Gamma Investments Trust
/s/ Phillip Frost, MD
By: Phillip Frost, MD
Title: Trustee